ESSILOR

File N° 82-4944

From : Véronique Gillet
Essilor International
147, rue de Paris
94227 Charenton Cedex
France
Tel : 33 1 49 77 42 16
Fax : 33 1 49 77 43 24

March 5, 2004

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street
Washington, D.C. 20549
U.S.A.

Re: ESSILOR INTERNATIONAL/ exemption pursuant to Rule 12g3-2(b)

To whom it may concern:

This letter is provided to the Securities and Exchange Commission in order to update the Essilor file.

Please find enclosed our French and English latest press release.

Sincerely,

V. Gillet

Véronique Gillet
VP Investor Relations

dlw 3/12

Encl.: 2003 financial results

COMMUNIQUE DE PRESSE

RESULTATS 2003

La marge opérationnelle atteint 17,2 %

Le résultat net progresse de 9,8 %

Charenton-le-Pont (4 mars 2004) – Le conseil d'administration d'Essilor International, numéro un mondial de l'optique ophtalmique, a arrêté les résultats définitifs de l'exercice 2003 :

En millions d'euros	**2003**	2002	
Chiffre d'affaires	**2116,4**	2138,3	- 1,0 %
Résultat d'exploitation	**364,9**	340,6	+ 7,1 %
Marge opérationnelle	**17,2 %**	15,9 %	-----
Charges hors exploitation nettes	**14,9**	26,2	- 43,1 %
Résultat courant	**316,4**	277,7	+ 13,9 %
Résultat net (part du groupe)	**200,3**	182,4	+ 9,8 %
Bénéfice net par action (en euros)	**1,98**	1,82	+ 8,8 %

Essilor a réussi, dès le début de l'année, à s'adapter à un contexte géopolitique et économique difficile et a réalisé pour l'ensemble de l'exercice 2003 une excellente performance. Celle-ci conforte la stratégie d'innovation ainsi que la politique produit et service du groupe tout en lui permettant d'enregistrer de nouveaux gains de parts de marché.

Conformément à ses objectifs, Essilor a repris un rythme de croissance externe soutenu et accueilli 14 sociétés au sein du groupe. Cette politique n'a pas empêché Essilor de se désendetter et de terminer l'exercice 2003 avec un bilan renforcé.

Le chiffre d'affaires consolidé du groupe a atteint 2,116 milliards d'euros. Il est en baisse de 1 % due à un fort effet de change, lié principalement à l'évolution du dollar américain. **Hors change, le chiffre d'affaires consolidé d'Essilor a progressé de 7,8 % en 2003.**

La croissance en **base homogène** (+ 4,3 %) a subi les effets d'un premier semestre difficile en Amérique du Nord et en Asie, mais s'est redressée au second semestre grâce à une amélioration de l'activité au troisième trimestre suivie d'une accélération au quatrième trimestre, notamment en Allemagne et aux Etats-Unis. Le mix produit d'Essilor a crû au premier comme au second semestre.

La montée en puissance de **l'effet de périmètre** au cours de l'année (+ 3,5 % au total) est le résultat de l'intégration des acquisitions réalisées en 2003. Celles-ci ont apporté un chiffre supplémentaire de 74,5 millions d'euros en 2003.

ESSILOR

Le résultat d'exploitation atteint 364,9 millions d'euros, en croissance de 7,1 % par rapport à 2002. Hors effet de change, il progresse de 16,4 %.

La marge opérationnelle progresse de 1,3 point et s'établit à 17,2 %, dépassant largement l'objectif de 16 % que le groupe s'était fixé en 2003.

Cette forte progression provient :

- de l'augmentation de la marge brute et d'une bonne maîtrise des coûts d'exploitation,
- d'une progression de la rentabilité, hors effet de change, dans toutes les zones géographiques du groupe, y compris aux Etats-Unis qui, malgré une année difficile, ont respecté leur plan d'amélioration de la profitabilité,
- d'une amélioration sensible des résultats de Transitions,
- du surplus exceptionnel de croissance des résultats des sociétés allemandes (Essilor Allemagne et Rupp und Hubrach) en fin d'année.

Les charges hors exploitation ont atteint 14,9 millions d'euros contre 26,2 millions d'euros en 2002. Elles ne prennent plus en compte VisionWeb (- 5,1 millions d'euros en 2003) consolidée par mise en équivalence.

En millions d'euros	2003	2002	Variation
Charges hors exploitation – chiffre publié	- 14,9	- 26,2	--
*dont profit comptable**	--	*+ 8,2*	--
dont VisionWeb	--	*- 6,1*	--
Charges hors exploitation en base comparable	- 14,9	- 28,3	- 47,3%

(*) généré par l'augmentation de capital du groupe Bacou-Dalloz en mai 2002, dans lequel Essilor détient une participation minoritaire.

Les charges hors exploitation comprennent essentiellement :

- le provisionnement des charges liées à la fermeture de l'usine de Floride aux Etats-Unis en 2004 (9,6 millions d'euros),
- des coûts de restructuration et de réorganisation pour accroître l'efficacité des activités en Europe et aux Etats-Unis (2,4 millions d'euros).

A noter que le groupe a réalisé un produit exceptionnel (4,5 millions d'euros) sur la vente d'un immeuble de bureaux en région parisienne.

Le résultat courant s'établit à 316,4 millions en hausse de 13,9 % grâce à la diminution des charges financières suite à une forte réduction de la dette nette.

Le résultat net part du groupe a cru de 9,8 % à 200,3 millions d'euros. **Le bénéfice net par action** ressort à 1,98 euros (+ 8,8 %).

Les ressources d'exploitation ont atteint le niveau record de 349 millions d'euros, les **investissements industriels** se sont montés à 149,4 millions d'euros, soit 7 % du chiffre d'affaires, et les **investissements financiers** à 150,2 millions d'euros.

L'ensemble de ces éléments a permis de diminuer la dette nette de 65,7 millions d'euros au [illegible] l'exercice. **La dette nette représente 97,4 millions d'euros à fin 2003 et le ratio**

ESSILOR

DIVIDENDE

Le conseil d'administration proposera aux actionnaires de porter le dividende net à 0,56 euro par action ordinaire, soit 0,84 euro avec l'avoir fiscal. La mise en paiement interviendra le 18 mai 2004.

PERSPECTIVES 2004

En 2004, Essilor poursuivra le développement mondial du verre progressif Varilux® Ipseo™, du traitement Crizal® Alizé™, tous deux lancés fin 2003, ainsi que l'extension de ses gammes de verres à haut et très haut indices. Les efforts engagés dans les verres solaires seront également poursuivis afin de développer des gammes de verres correcteurs pour toutes les formes de montures solaires.

En ce début d'année, il est à prévoir un recul des ventes des filiales allemandes, suite à l'entrée en vigueur au 1er janvier de la suppression du remboursement des verres en Allemagne.
Cependant, pour l'ensemble du groupe, la croissance organique du chiffre d'affaires devrait se situer autour de 5 % auquel s'ajoutera l'effet positif de l'entrée dans les comptes des quatorze acquisitions réalisées en 2003.
En 2004 encore, Essilor poursuivra sa politique d'acquisition ciblée ainsi que les efforts de productivité engagés dans chaque activité et sur chaque continent.

ASSEMBLEE GENERALE

L'assemblée générale ordinaire se tiendra sur deuxième convocation le :

Vendredi 14 mai à 10 heures 30
au Palais de la Bourse,
Place de la Bourse, 75002 Paris.

Essilor International est le numéro un mondial de l'optique ophtalmique et propose, sous les marques phares Varilux®, Crizal®, Airwear® et Essilor®, une large gamme de verres pour corriger la myopie, l'hypermétropie, la presbytie et l'astigmatisme. Essilor est présent sur les cinq continents au travers de ses 18 sites de production, de 170 laboratoires de prescription (finition de verres) et de ses réseaux de distribution. Essilor est coté sur le marché Euronext à Paris (ISIN : FR 0000121667 ; Reuters : ESSI.PA ; Bloomberg : EF FP).

Relations Investisseurs et Communication Financière
Tél. : 01 49 77 42 16
www.essilor.com

File N° 82-4944

ESSILOR

PRESS RELEASE

2003 Financial Results

Operating Margin Reaches 17.2%

Net Income Up 9.8%

(*Charenton-le-Pont, France – March 4, 2004*) — The Board of Directors of Essilor International, the world leader in ophthalmic optical products, today announced the definitive financial results for the year ended December 31, 2003.

€ millions	**2003**	2002	% change
Sales	**2,116.4**	2,138.3	-1.0%
Operating income	**364.9**	340.6	+7.1%
Operating margin	**17.2%**	15.9%	-----
Net non-operating expense	**(14.9)**	(26.2)	-43.1%
Pretax income after non-operating items	**316.4**	277.7	+13.9%
Net income after minority interests	**200.3**	182.4	+9.8%
Earnings per share (in €)	**1.98**	1.82	+8.8%

Essilor successfully responded to a challenging geopolitical and economic environment throughout 2003 and reported excellent results for the year. The performance demonstrated the validity of the company's innovation strategy, as well as its product and service policy, while driving new market share gains.

In line with its objectives, Essilor also made a large number of acquisitions during the year, involving 14 companies. This expansion did not prevent the company from reducing debt and ending the year with a stronger balance sheet.

Consolidated sales totaled €2,116 million, a 1% decline caused by a negative currency effect resulting mainly from the weakness of the US dollar. **Excluding the currency effect, sales were up 7.8% for the year.**

The 4.3% **like-for-like** increase reflects the impact of a difficult first half in North America and Asia. This was followed by an upturn in the second half, as demand improved in the third quarter and accelerated in the fourth, especially in Germany and the United States. The product mix improved in both the first and second halves.

Companies acquired in 2003 and newly consolidated over the year added €74.5 million to sales or 3.5% of total growth.

Operating income rose 7.1% to €364.9 million, while **operating margin** widened 1.3 points to 17.2%, far exceeding the targeted 16%. Excluding the currency effect operating income was up 16.4%.

This strong growth was led by:

- An increase in gross margin and disciplined control over operating costs.
- An increase in profitability (excluding the currency effect) in all geographic markets, including the United States, where margin improvement objectives were met despite a difficult year.
- A noticeable improvement in results from the Transitions lineup.
- An exceptional late-year increase in results from Essilor Germany and Rupp und Hubrach in Germany.

Net non-operating expense declined to €14.9 million from €26.2 million in 2002. This item no longer includes VisionWeb, which is now accounted for by the equity method. It represented an expense of €5.1 million in 2003.

€ millions	2003	2002	% change
Net non-operating expense, as reported	-14.9	-26.2	--
*Of which revaluation gain**	--	*+8.2*	--
Of which VisionWeb	--	*-6.1*	--
Net non-operating expense, like-for-like	-14.9	-28.3	-47.3%

*Resulting from the May 2002 share issue by Bacou-Dalloz, in which Essilor holds a minority interest.

Non-operating expense mainly included:

- A €9.6 million provision for expenses related to the closing of the Florida plant in 2004.
- The €2.4 million cost of restructuring and reorganization to increase operating efficiency in Europe and the United States.

In addition, a €4.5 million exceptional gain was booked on the sale of an office building in the Paris area.

Pretax income after non-operating items rose by 13.9% to €316.4 million, thanks to a decline in interest expense following the sharp reduction in net debt.

Net income after minority interests increased by 9.8% to €200.3 million. **Earnings per share** rose 8.8% to €1.98.

Operating cash flow reached a record €349 million. **Net capital expenditure** totaled €149.4 million, or 7% of sales, and **financial investments** came to €150.2 million.

Taken together, these factors allowed the company to reduce net debt by €65.7 million during the year to **€97.4 million at December 31, 2003, for a net debt-to-equity ratio of 8%.**

DIVIDEND

The Board of Directors will ask shareholders to approve a dividend before tax credit of €0.56 per share of common stock, for total revenue of €0.84 per share including tax credit. The dividend

File N° 82-4944

OUTLOOK FOR 2004

In 2004, Essilor will continue expanding worldwide sales of the Varilux® Ipseo™ progressive lens and the Crizal® Alizé™ coating, both introduced at the end of 2003, and extending its range of high and very high index lenses. Sun lenses programs will be pursued with the goal of developing lines of corrective lenses for all types of sunglass frames.

Sales from German subsidiaries are expected to decline now that the national healthcare system has stopped reimbursing ophthalmic lenses. Nonetheless, consolidated sales should expand by an organic 5% in 2004, with additional growth coming from the full-year contribution of the 14 companies acquired in 2003.

In 2004, Essilor will continue to pursue its strategy of making targeted acquisitions, as well as measures to improve productivity in all its businesses and country operations.

SHAREHOLDERS' MEETING

The Ordinary Shareholders' Meeting will be held on second call on:

Friday, May 14 at 10:30 a.m.
Palais de la Bourse,
Place de la Bourse, 75002 Paris, France

Essilor International is the world leader in ophthalmic optical products, offering a wide range of lenses under the flagship Varilux®, Crizal®, Airwear® and Essilor® brands to correct myopia, hyperopia, presbyopia and astigmatism. Essilor operates worldwide through 18 production centers, 170 lens finishing laboratories and local distribution networks. The Essilor share trades on the Euronext Paris market (ISIN code: FR 0000121667; Reuters: ESSI.PA; Bloomberg: EF FP).

Investor Relations and Financial Communication
Phone: +33 1 49 77 42 16
www.essilor.com